SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated June 28, 2010 filed by the Company with the Comisión Nacional de Valores:

By letter dated June 28, 2010, the Company reported that it has accepted an offer to sell all (100%) of its shares (herein after the “Shares”) of Pereiraola S.A.I.C.I.F. y A. (“Pereiraola”). Pereiraola’s principal asset is a plot of land located at the kilometer 32 of Buenos Aires – La Plata Highway, Province of Buenos Aires, Argentina, with a surface of approximately 129.96 hectares.

The price for the transaction was agreed in USD 11,786,972, to be paid by the purchasers to the Company in the following way:

i)	The sum of USD 9,700,000 is to be paid in cash. Of such sum, the amount of USD 1,940,000 was paid prior to the deal closing and the balance of USD 7,760,000 is to be paid, by the purchasers to the Company, in four (4) semiannual, equal and consecutive installments of USD 1,940,000 as from the closing date.

ii)	The sum of USD 2,086,072 is to be paid by the purchasers to the Company by transferring certain plots of land within 36 months.

As collateral for the payment of the purchase price due to the Company, the purchasers pledged Pereiraola´s stock and mortgaged the plot of land mentioned before, all in favor of the Company.

Through this transaction, the Company recorded a profit of Ps. 23.7 Million approximately.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	First Vice Chairman of the Board of Directors

Dated: June 29, 2010